Mail Stop 4561

October 18, 2006

Joseph Selner
Chief Financial Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

      RE: **Associated Banc-Corp**
              Form 10-K for Fiscal Year Ended December 31, 2005
              File No. 1-31343

Dear Mr. Selner,

      We have reviewed your letter filed on September 19, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Cash Flows, page 65

1. In your response to comment 2 in your letter dated July 12, 2006 you state that there are two sources related to additions to mortgage servicing rights; through purchases and as an allocation from <u>funds disbursed on originated loans</u>. We interpreted this response to indicate that you recognize mortgage servicing rights upon the origination of loans. In your response to comment 1 in your letter dated September 19, 2006, you state that you record mortgage servicing rights upon the sale of loans which is not consistent with your previous response noted above.

You also do not address how you account for mortgage servicing rights from funds disbursed on originated loans. Therefore, please:

a. revise your filing to disclose the specific nature of additions to mortgage servicing rights; and

b. tell us if you record mortgage servicing rights when you originate a loan and if so, provide example journal entries and tell us the accounting guidance on which you rely for this accounting treatment.

2. We note your response to comment 2 in your letter dated September 19, 2006. It appears you are presenting increases in mortgage servicing rights from sold loans with servicing retained as cash outflows in your statement of cash flows. We believe the actual cash inflows related to your loan sales should be reported in the operating section and the increase in your mortgage servicing rights related to this activity represents a non-cash activity. Please tell us the effect on your statement of cash flows for the periods presented if you report your loan sale activity in this manner. If the effect is material, please revise your filings. If the effect is not material, please revise future filings accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant